Exhibit (a)(7)

Employee Questions and Answers Regarding the Proposed Merger with LabCorp

What has happened?

LabCorp and Sequenom have entered into a definitive merger agreement under which we anticipate that LabCorp will acquire Sequenom following the conclusion of a cash tender offer to purchase all outstanding shares of Sequenom’s common stock and associated preferred stock purchase rights for $2.40 per share in cash.

When will this happen?

The tender offer is currently expected to expire at 12:01 a.m. Eastern Time on Wednesday, September 7, 2016, assuming all conditions to completion are met. If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger is currently expected to be effected on the same day.

On September 7th, after the merger is completed, will we become LabCorp employees?

You will remain an employee of Sequenom, Inc. (or Sequenom Center for Molecular Medicine), which will be a wholly-owned subsidiary of LabCorp.

Other employee questions regarding the transaction or integration following closing will be addressed through employee meetings or in Q&A posted on the Intranet following the close of the transaction.

Should I tender my shares of Sequenom, Inc. stock?

After a thorough review of the tender offer with its outside legal and financial advisors, the Sequenom, Inc. Board of Directors unanimously determined that the merger agreement and the related transactions, including the tender offer, are fair and advisable to, and in the best interest of, Sequenom, Inc. and its stockholders and recommended that Sequenom, Inc.’s stockholders tender their shares in the offer.

If I decide to tender my shares of Sequenom, Inc. stock, how do I complete this?

As a Sequenom shareholder, you should refer to the procedures described in the Offer to Purchase filed by LabCorp on August 9, 2016 (the “Offer to Purchase”) and provided to you by LabCorp or your broker. If you need a copy of the Offer to Purchase and related Letter of Transmittal, please contact Morrow Sodali, the Information Agent for the tender offer, at 1- (855) 222-5261 or E-mail: sqnm@morrowco.com.

What happens to my fully vested shares of Sequenom, Inc. stock if I choose not to tender my shares?

If you do not tender your shares in the offer and the merger takes place, your shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer, without any interest paid on that amount. Accordingly, if the merger takes place, the differences to you between tendering your shares and not tendering your shares in the offer are that if you tender your shares in the offer, you will be paid earlier and you will not have appraisal rights under Delaware law.

What happens to shares I purchased in the Sequenom, Inc. ESPP?

Any shares that an employee acquired in the Employee Stock Purchase Plan (“ESPP”) are fully-vested. Therefore, without any further action on your part as a result of the Merger , each share of stock held by an employee will be cancelled and the holder will receive $2.40 in cash per share (subject to your right to pursue appraisal under Delaware law).

What happens to my unexercised stock options?

Employees will continue to vest in their stock option awards on their current vesting schedule until the closing of the proposed transaction. As of the closing of the transaction, each outstanding unvested stock option held by active employees, directors or consultants of Sequenom will accelerate and be deemed fully vested.

At the closing of the transaction, each unexercised option with an exercise price less than $2.40 per share will be cancelled and the holder will be entitled to receive a cash payment equal to the excess of $2.40 over the applicable per share exercise price, multiplied by the number of shares subject to the option (less applicable withholdings).

At the closing, each unexercised option with an exercise price equal to or greater than $2.40 per share will be cancelled for no consideration.

What happens to my unvested restricted stock awards and restricted stock units?

Employees will continue to vest in their restricted stock awards and restricted stock units on their current vesting schedule until the closing of the transaction.

At the closing of the transaction, each share of unvested restricted stock held by active employees, directors or consultants of Sequenom will be deemed fully vested and the holder will be entitled to receive a cash payment equal to $2.40 per share (less applicable withholdings).

At the closing of the transaction, each unvested restricted stock unit award held by active employees, directors or consultants of Sequenom will be deemed fully vested and converted into the right to receive a cash payment equal to $2.40 multiplied by the number of shares subject to the restricted stock unit (less applicable withholdings).

Can I trade my shares of fully vested Sequenom, Inc. stock and/or exercise vested options prior to the close of the transaction?

Yes. If you trade your shares of Sequenom, Inc. stock now, you will receive whatever the current trading price of Sequenom, Inc. stock is at that time. No trading activity and/or exercise of options will be possible after market close on Friday August 26, 2016.

Employees are reminded that Sequenom, Inc. maintains an Insider Trading Policy, which prohibits employees from buying or selling shares of Sequenom, Inc. stock on the open market if they possess material information about the Company that has not been publicly disclosed. For all employees, in accordance with our insider trading policy, the window for trading Sequenom, Inc. stock was opened following our second quarter as of the open of the Nasdaq Global Market on Wednesday, August 10, 2016 and will remain open until market close on Friday August 26, 2016, as noted above.

As a reminder, if you are at the Vice President level or above and plan to trade, SEC restrictions and/or filing requirements may be applicable and you must contact the Sequenom, Inc. legal department before any trading activity.

Also, please keep in mind that if you are in possession of any material non-public information, you (and anyone living in your household) may not engage in any securities transactions involving Sequenom, Inc. stock whether or not our trading window is open

How will I receive payment for my equity holdings, when should I expect payment, what are the tax implications, etc.?

Holders of stock options with an exercise price of less than $2.40 per share will receive the cash payment, subject to applicable withholding taxes, no later than the later of ten business days after the closing of the merger or the first payroll date following the closing. If your stock option has an exercise price of $2.40 or more per share and remains outstanding and unexercised as of the closing, it will be cancelled at the closing and you will not receive any consideration or payment for such cancelled option.

Payments in respect of vested restricted stock units, subject to applicable withholding taxes, will be deposited in your E*Trade account no later than the first payroll period following the closing.

The receipt of cash in exchange for shares pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. See the “Introduction” and Section 5 of the Offer to Purchase for a description of certain U.S. federal income tax consequences. Stockholders are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the offer and the merger. The cash payments received by employees in respect of their stock options, restricted stock awards and restricted stock units pursuant to the merger will be deemed to be compensatory payments that are taxable for U.S. federal income tax purposes and subject to applicable tax withholdings. Employees are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the offer and the merger.

Who can I contact with questions regarding my equity holdings?

Please contact E*Trade customer service directly at:

Within the U.S. (800) 838-0908

From outside the U.S. +1 (650) 599-0125

About the Tender Offer

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF SEQUENOM COMMON STOCK.

Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), has filed a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Sequenom has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer by LabCorp and Savoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of LabCorp, to purchase all of the outstanding shares of Sequenom’s common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of the common stock, the “Shares”), at a price of $2.40 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Offer”). The Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Sequenom at no expense to them. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Morrow Sodali Global, LLC, the information agent for the tender offer, at (203) 658-9400 for banks and brokers or (855) 222-5261 for shareholders and all others.

SEQUENOM STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Forward Looking Statements

This communication contains forward-looking statements. These forward-looking statements are based on information available to Sequenom as of the date of this communication. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of Sequenom’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including the possibility that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the possibility that the transaction may not be timely completed, if at all; and the possibility that, prior to the completion of the transaction, if at all, Sequenom’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that Sequenom files from time to time with the SEC, including Sequenom’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and subsequent quarterly and current reports on Forms 10-Q and 8-K.